UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G5876H105

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings II L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings GP II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR North America Fund XI (AIV 1) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates North America XI L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR North America XI Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,646,127

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,646,127

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,646,127

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,646,127

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,646,127

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,646,127

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,646,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 supplements and amends the Schedule 13D filed on December 30, 2013 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.002 per share (the “Common Stock”), Marvell Technology Group Ltd., a Bermuda company (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i) Compass Holdings L.P., a Cayman Islands limited partnership (“Compass Holdings”);

(ii) Compass Holdings GP Limited, a Cayman Islands company (“Compass Holdings GP”);

(iii) Compass Holdings II L.P., a Cayman Islands limited partnership (“Compass Holdings II”);

(iv) Compass Holdings GP II Limited, a Cayman Islands company (“Compass Holdings GP II”);

(v) KKR North America Fund XI (AIV 1) L.P., a Cayman Islands limited partnership (“KKR North America Fund XI”);

(vi) KKR Associates North America XI L.P., a Cayman Islands limited partnership (“KKR Associates North America XI”);

(vii) KKR North America XI Limited, a Cayman Islands company;

(viii) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(ix) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(x) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(xi) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(xii) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xiii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xiv) Henry R. Kravis, a United States citizen; and

(xv) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xv) are collectively referred to herein as the “Reporting Persons”).

Item 4.                          Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following immediately prior to the last paragraph therein:

On June 5, 2014, Compass Holdings and Compass Holdings II collectively sold an aggregate of 22,000,000 shares of Common Stock through a block trade at a price of $15.30 per share.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The Reporting Persons beneficially own an aggregate of 6,646,127 shares of Common Stock, which represent, in the aggregate, approximately, 1.3% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 508,200,000 shares of Common Stock outstanding as of May 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 5, 2014.

Neither Compass Holdings nor Compass Holdings GP beneficially own any shares of Common Stock.

Compass Holdings II directly holds 6,646,127 shares of Common Stock, which represents approximately 1.3% of the outstanding shares of Common Stock.  Compass Holdings GP II (as the general partner of Compass Holdings II), KKR North America Fund XI (as the sole shareholder of Compass Holdings GP II), KKR Associates North America XI (as the general partner of KKR North America Fund XI), KKR North America XI Limited (as the general partner of KKR Associates North America XI), KKR Fund Holdings (as the sole shareholder of KKR North America XI Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by Compass Holdings II, and each disclaims beneficial ownership of the securities.

None of Ms. Donohoe or Messrs. Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson or Sabet-Peyman beneficially owns any shares of Common Stock.

(c) No transactions have been effected by any of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person name in Item 2, in shares of Common Stock during the past 60 days other than those set forth on Schedule 1 attached hereto.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) On June 5, 2014, the Reporting Persons ceased to beneficially own more than five percent of the shares of Common Stock of the Issuer.

Item 7.                          Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit No.	Description

Exhibit E	May 29, 2014 Powers of Attorney

Schedule 1	Transaction History

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

COMPASS HOLDINGS L.P.

By:	Compass Holdings GP Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS GP LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS II L.P.

By:	Compass Holdings GP II Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS GP II LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR NORTH AMERICA FUND XI (AIV 1) L.P.

By:	KKR Associates North America XI L.P., its general partner

By:	KKR North America America XI Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR ASSOCIATES NORTH AMERICA XI L.P.

By:	KKR North America XI Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR NORTH AMERICA XI LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Attorney-in-fact

EXHIBIT INDEX

The Exhibit Index is amended by adding the following:

Exhibit No.	Description

Exhibit E	May 28, 2014 Powers of Attorney

Schedule 1	Transaction History

EXHIBIT E

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014

SCHEDULE 1

Transaction History

The below transactions reflects all transactions effected by Compass Holdings L.P. in the Issuer’s Common Stock within the past 60 days.

Trade Date	Purchase/Sale	Trade Amount	(Weighted) Average Price per Share
5/1/2014	Sale	66,514	$16.01
5/5/2014	Sale	407,800	$15.93
5/6/2014	Sale	24,090	$15.91
5/22/2014	Sale	31,762	$16.12
5/23/2014	Sale	281,764	$15.92
5/27/2014	Sale	122,276	$15.93
6/2/2014	Sale	494,016	$15.93
6/3/2014	Sale	481,755	$15.99
6/5/2014	Sale	17,004,827	$15.30

The sale on June 5, 2014 was effected through a block trade.  All other trades were made on the open market.

The below transactions reflects all transactions effected by Compass Holdings II L.P. in the Issuer’s Common Stock within the past 60 days.

Trade Date	Purchase/Sale	Trade Amount	(Weighted) Average Price per Share
6/5/2014	Sale	4,995,173	$15.30

The sale on June 5, 2014 was effected through a block trade.